News Release

CIBC TO REDEEM PREFERRED SHARES

(Toronto, ON – June 5, 2003) – CIBC (NYSE: BCM, TSX: CM) today announced its intention to redeem all of its issued and outstanding Non-cumulative Class A Preferred Shares Series 14 for cash on July 31, 2003. The redemption price is $26.00 per share.

The regular quarterly dividend payment of $0.371875 per Series 14 share for the period from May 1, 2003 to July 31, 2003 will be paid on July 28, 2003 to holders of record on June 27, 2003. A formal notice and instructions for the redemption of Series 14 shares will be forwarded to shareholders.

For further information please contact: Kathryn A. Humber, Senior Vice-President of Investor Relations, (416) 980-3341, or Emily Pang, Senior Director, Investor and Financial Communications, (416) 980-3512.